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                      SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                               Commission File No. 0-29746
                                               CUSIP Number: 457927-10-1

[ ]Form 10-K  [ ]Form 20-F  [ ]Form 11-K  [ ]Form 10-Q  [ ]Form N-SAR

                 For the period ended: September 30, 2001

                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR

                 For the transition period ended:
                                                  ---------------------------

 Read attached Instruction Sheet Before Preparing Form. Please Print or Type.

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification related to a portion of the filing checked above, identify the item(s) to which the notification relates:

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PART I-REGISTRANT INFORMATION


Full name of Registrant:
                            Innova Pure Water, Inc.
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Former name if Applicable:

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Address of Principal Executive Office (Street and Number):
                          13130 56th Court, Suite 609
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City, State and Zip Code:
                           Clearwater, Florida 33760
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PART II-RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III-NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

         see attached sheet

(Attach extra sheets if needed.)

PART IV-OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

         Robert M. Connell, Controller       (727)              572-1000
         -----------------------------    -----------      ------------------
                  (Name)                  (Area Code)      (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
                                                               [X] Yes  [ ] No
If the answer is no, identify report(s)

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [ ] Yes  [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                            Innova Pure Water, Inc.

                   Name of Registrant as Specified in Charter


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: November 14, 2001             By:/s/ John E. Nohren, Jr.
                                       -----------------------------------
                                       John E. Nohren, Jr.,
                                       Chairman of the Board and Treasurer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                   ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (Sec 18 U.S.C. 1001).







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                            Innova Pure Water, Inc.
                   Insert to Form 12b-25, Part III-Narrative
                                    11/14/01


         The Registrant was not able to file its Quarterly Report on Form 10-QSB in a timely manner due to the fact that the Registrant's independent certified public accountants, Pender Newkirk & Company, have not completed their review of the Registrant's quarterly financial statements. Pender Newkirk & Company is in the process of completing the review of the registrant's quarterly financial statements.


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                            (LETTERHEAD OF PNCCPAs)

November 14, 2001

Mr. Robert M. Connell
Innova Pure Water, Inc.
13130 56th Court, Suite 604
Clearwater, Florida 33760

Dear Bob:

We have not been able to complete the review of Innova Pure Water, Inc. for the three-month period ended September 30, 2001 due to not receiving all of the requested information in a timely manner.

Sincerely,

/s/ Thomas J. Bellante
----------------------------
Thomas J. Bellante, C.P.A.

TJB/lsl



    (LETTERFOOT OF PENDER NEWKIRK & COMPANY -- CERTIFIED PUBLIC ACCOUNTANTS)